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                             February 19, 2021

       Todd Patrick
       Chief Executive Officer
       Armata Pharmaceuticals, Inc.
       4503 Glencoe Avenue
       Marina del Rey, CA

                                                        Re: Armata
Pharmaceuticals, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 9,
2021
                                                            File No. 001-37544

       Dear Mr. Patrick:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. Following the Second Closing, Innoviva Inc. will own approximately 60% of your outstanding common
stock (assuming no exercise of its warrants). If Innoviva Inc.
                                                        exercises its warrants,
it will own approximately 75% of your outstanding common
                                                        stock. Please provide
your analysis as to why this transaction is not subject to Rule 13e-3 or file a Schedule
13E-3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Dillon Hagius at 202-551-7976 or Celeste Murphy at 202-551-3257 if
       you have any questions.
 Todd Patrick
Armata Pharmaceuticals, Inc.
February 19, 2021
Page 2



                                            Sincerely,
FirstName LastNameTodd Patrick
                                            Division of Corporation Finance
Comapany NameArmata Pharmaceuticals, Inc.
                                            Office of Life Sciences
February 19, 2021 Page 2
cc:       Faith Charles
FirstName LastName